Exhibit 99.2
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
(US dollars, in accordance with Canadian GAAP)
Prepared August 8, 2006 for the three and six months ended June 30, 2006. The following discussion includes references to United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars and Canadian dollars are referred to as C$.
The following discussion of the financial condition and results of operations of Peru Copper Inc. (the “Company”, “Peru Copper” or “PCI”) should be read in conjunction with our unaudited consolidated interim financial statements and related notes. This section contains forward-looking statements that involve risks and uncertainties. Peru Copper’s actual results may differ materially from those discussed in forward-looking statements as a result of various factors, including those described under “Forward-Looking Information.”
As a Canadian public company, we are required to disclose mineral resources and mineral reserves in accordance with Canadian regulations. The following discussion of mineral reserves and resources is based upon the required standards in Canada and differs from the requirements of the Securities and Exchange Commission (“SEC”). The mineral resources reported below are not “proven reserves” nor are they “probable reserves” as those terms are defined by the SEC.
Forward-Looking Information
This management discussion and analysis (“MD&A”) contains certain forward-looking statements and information relating to the Company that are based on the beliefs of its management as well as assumptions made by and information currently available to the Company. When used in this document, the words “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such forward-looking statements relate to, among other things, regulatory compliance, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration of the Company’s exploration property. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievement of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements.

2006 Company Events
On January 4, 2006, the Company announced that effective January 16, 2006, its shares will be traded on the venture capital segment of the Lima Stock Exchange (Bolsa de Valores de Lima).
On February 9, 2006, the Company announced the completion of its pre-feasibility study on the Toromocho Project. At an estimated average annual production rate of 272,788 tonnes of copper and 5,387 tonnes of molybdenum, the pre-feasibility study estimates a Net Present Value (NPV) of US$814 million from commencement of construction and an after-tax Internal Rate of Return (IRR) of 16.0%. Base assumptions include a copper price of $1.10/lb.; a molybdenum price of $10.00/lb.; a silver price of $6.50/oz.; a discount rate of 8%; capital costs of $1.524 billion; and a daily production rate of 150,000 tonnes per day of mill ore to the primary crushers.
On March 17, 2006, the Company signed an option agreement, which gives it an option to acquire the Morococha mining concessions, surface areas and assets of Sociedad Minera Austria Duvaz S.A.C. (“Austria Duvaz”), a privately held Peruvian mining company. PCI has paid $500,000 and may pay an additional $500,000 for a six-month option period during which a due diligence review will be made of the Austria Duvaz assets and liabilities. This second $500,000 is to be paid, provided that Austria Duvaz fulfills certain conditions during the due diligence review period. After the due diligence period, the Company will have the right, but not the obligation, to sign another option agreement to purchase all of the Austria Duvaz assets within a period of up to five years.
On March 27, 2006, the Company filed an updated Technical Report based on the results of the recent pre-feasibility study for the Company’s Toromocho Project. The technical report was prepared by Independent Mining Consultants Inc. (“IMC”) of Tucson, Arizona. Changes in the Technical Report result in an increase in the estimated NPV of the Company’s Toromocho Project from US$814 million to US$922 million and increases the estimated IRR from 16.0% to 16.7% (both on an after tax basis) when compared to the NPV and IRR reflected in the pre-feasibility study.
Based upon the updated Technical Report, the Toromocho Project now has 1.375 billion tonnes of proven and probable reserves at an average copper equivalent of 0.71% and an additional 601 million tonnes as measured and indicated resource at an average copper equivalent of 0.57%. The study also reported 151 million tonnes of inferred mineralized material at an average copper equivalent of 0.61%. Toromocho is now estimated to have 22 billion pounds of contained copper and 791 million pounds of molybdenum.

On May 23, 2006, the Company announced that the Government of Peru has issued a Supreme Decree securing water rights for up to 34.7 million cubic meters per year for the Toromocho Project. The amount of water reserved is estimated to be sufficient for a 150,000 tonnes per day mining and milling operation. The Company will now proceed to make an application for a water usage license.
On June 21, 2006 the Company announced that the Regional Government of Junin is in support of the Company’s Toromocho Project.
On June 28, 2006, the Company announced that it had signed an agreement to fund the construction of a water treatment plant to treat acid drainage water from mine workings in the Morococha mining district. The Company has placed $15 million in an escrow account to fund the design, construction and start-up of the treatment plant.
During the six months ended June 30, 2006, the Company received cash proceeds of $40.9 million on the exercise of 20,113,100 common share purchase warrants and 463,780 share purchase options.
Overview
Peru Copper is involved in the acquisition and exploration of potentially mineable deposits of copper in Peru. On June 10, 2003, Peru Copper entered into the Toromocho Option Agreement (“Toromocho Option”) with Empresa Minera del Centro del Peru S.A. (“Centromin”), a Peruvian state-owned mining company, whereby Centromin granted the Company the option to acquire its interest in the mining concessions and related assets of the Toromocho Project. Two addendums to the Toromocho Option were entered into, one on November 12, 2003 and the other on August 26, 2004. The Toromocho Option has a one-year term that may be extended annually, up to a maximum of five years to June 11, 2008. In June 2006, Peru Copper provided Centromin with notice to extend the agreement for a fourth year.
The Toromocho Option requires the Company to fulfill certain minimum expenditure requirements in order to maintain the Toromocho Option in good standing. In the first two contract years, ending June 11, 2005, Peru Copper expended $14.3 million, meeting its minimum investment requirement for the entire Toromocho Option period.
Upon exercise of the Toromocho Option, Peru Copper would enter into a Transfer Agreement with Centromin to transfer Centromin’s interests in the mining concessions and related assets to the Company. The Transfer Agreement requires that Peru Copper deliver a performance bond or letter of credit in the amount of $30.0 million towards required development obligations.
In 2004, the Company purchased partial interests in ten concessions located near the Toromocho concessions. Four of these interests are now the subject of litigation (please see “Litigation, Claims and Assessment”).

Funds from the exercise of warrants during the first quarter of 2006 gives Peru Copper the financial ability to continue the development of the Toromocho Project and to complete a feasibility study.
Pre-Feasibility Study and Update
On February 9, 2006 Company announced the completion of the pre-feasibility study by SNC Lavalin and on March 27, 2006 the Company filed an update to the study in the form of a 43-101 Technical Report. At an estimated average annual production rate of 272,788 tonnes of copper and 5,387 tonnes of molybdenum for 21 years, based on proven and probable reserves, the Project pre-feasibility study update estimates a NPV of $922 million from commencement of construction and an after-tax IRR of 16.7%. Base assumptions include a copper price of $1.10/lb.; a molybdenum price of $10.00/lb.; a silver price of $6.50/oz.; a discount rate of 8%; capital costs of $1.524 billion; and a daily production rate of 150,000 tonnes per day of mill ore to the primary crushers.
Capital Costs
Based on the pre-feasibility study, total capital expenditures for the Project are estimated (to an intended overall level of accuracy of –10% to +25%) at $1.524 billion and are segmented as follows:

$ million
Mine capital cost	$231.8
Direct capital cost	784.2
Indirect capital cost	242.8
Owner, tailings and SX-EW capital cost	265.2

TOTAL	$1,524.0
This implies a total construction cost of $5,587 per tonne of estimated average annual copper production.
Operating Costs
Pretax operating costs for Toromocho are estimated to be $0.51 per pound ($1,133 per tonne) of copper produced over the life of the mine. The cost including worker’s participation, government royalties and income taxes is estimated to be $0.683 per pound ($1,508 per tonne) of copper produced.
The pre-feasibility economic study assumes a Peruvian income tax rate of 30%, a worker’s participation payment of 8% of pretax profits, and a flat exchange rate of 3.31 soles to the U.S. dollar.

Reserves and Resources
The Technical Report contains mineral reserve and resource estimates by IMC. IMC’s estimate of reserves and resources for Toromocho includes 1,375 million tonnes of proven and probably mineral reserves, 601 million tonnes of measured and indicated mineral resources, and an additional 151 million tonnes of inferred mineral resources.
The technical report’s financial model assumes a 22 year period of operation beginning in 2010 and is based on proven and probable reserves. Additional resources would extend the life of the project.
Toromocho Reserves and Resources Technical Report, March 27, 2006
Equivalent Copper Based on $1.00/lb Cu, $10.00/lb Mo, $5.58/oz Ag

	Million			Silver	Equivalent	(millions)
	Tonnes	Cu %	Moly %	gm/t	Copper%	Cu Lbs.	Moly Lbs.	Silver Oz.
Mineral Reserves (1)
Proven+Probable	1,375.0	0.51	0.018	7.06	0.71	15,459	546	312

Mineral Resources in Addition to Reserves (2)
Measured+Indicated	601.3	0.37	0.016	6.82	0.57	4,905	212	132

Inferred Mineralized Material (2)
Inferred	151.0	0.46	0.010	7.85	0.61	1,531	33	38

(1)	Cutoff Grades are between 0.32 and 0.52% Equivalent Cu for Mill Reserves & between 0.08 and 0.19% Soluble Cu for Leach Reserves

(2)	0.27% Equivalent Cu Cutoff
Mining
The Company believes that the mining process will be typical of a large porphyry open pit operation. The production schedule is estimated to deliver a nominal 150,000 tonnes-per-day (54.75 million tonnes per year) of sulfide mill ore to the primary crushers, while other material is stockpiled or leached.
The Toromocho Project has the advantage of a waste-to-ore stripping ratio overall at about 0.57 to 1. In addition, pre-mine stripping is only about 63 million tonnes and can be easily accomplished in the year before milling operations begin.
Production
Based on the assumed mine plan, the pre-feasibility study estimates annual average production of 258,514 tonnes of copper in concentrate and 14,274 tonnes of copper in cathode for a total of 272,788 tonnes, or 601 million pounds, over an estimated 21 year mine life. Metallurgical testing has been successful in producing copper concentrates using a traditional flotation process. Using locked cycle flotation test results on representative rock type composites and estimates of percentage contribution of the rock types to the mineable resource, average recoveries to final concentrate of copper, silver and molybdenum are estimated to be 89.5% for copper, 56.5% for silver and 52.3% for molybdenum. The estimated copper content of the copper concentrate is 26.5%.
Infrastructure
Access to the Toromocho Project is by either the paved central highway or the central railway, which both connect the Morococha mining district to Lima and La Oroya. The center of the Toromocho deposit is about 2.5 kilometers from the town of Morococha. The distance from Lima to Morococha is approximately 142 kilometers by road and approximately 173 kilometers by rail. The distance east to La Oroya is approximately 32 kilometers by road and approximately 35 kilometers by rail.
Next Steps to Development
Peru Copper is committed to developing Toromocho on a fast track basis. However, the Company also recognizes that it may be of more value for a major company to develop, or assist in developing the Toromocho Project. Consequently, Peru Copper has retained UBS Investment Bank as its financial advisor to review strategic alternatives and has contacted a number of parties that have expressed an interest in exploring alternatives with the Company.
The pre-feasibility study identifies several “pre-investment” activities, which are required prior to proceeding to the construction phase of project implementation. A full feasibility study will begin in the third quarter of 2006 to confirm and further refine key assumptions, conclusions, and recommendations from the pre-feasibility study including further metallurgical testing to confirm process parameters.
Results of Operations
The following discussion provides an analysis of the financial results of Peru Copper.
For the Six Months Ended June 30, 2006
The Company prepares its consolidated financial statements in accordance with accounting policies and practices generally accepted in Canada (“Canadian GAAP”) and in U.S. dollars. For the six months ended June 30 2006, the Company recorded a loss of $1.6 million as compared to a loss of $1.5 million for the same period in 2005. Peru Copper’s administration expenses increased to $2.4 million for the six months ended June 30, 2006, up from $1.9 million for the same period in 2005. Peru Copper expenses all costs not directly related to its exploration and drilling efforts at the Toromocho Project. The Company capitalizes all stock-based compensation of the vesting of options to employees and consultants that work directly on the Toromocho Project. All other stock-based compensation is expensed. In the current period, stock-based compensation of $1.0 million was expensed in respect to the vesting of options to directors, officers, employees and consultants, compared to $0.8 million in 2005. Professional fees increased to $0.8 million in the current period, up from $0.5 million in 2005 primarily due to the costs associated with meeting filing obligations in Canada as well as the United States, including F-1 amendments and internal control documentation in preparation for compliance with section 404 of the U.S. Sarbanes-Oxley Act of 2002. Listing and filing fees increased due to the Company being listed on three exchanges.
Additionally, the total administrative expenses were offset by $0.8 million of interest earned on cash balances. The Company maintains its cash and short-term, low risk investments in institutions with high credit worthiness.
All of the Company’s $21.3 million of exploration expenses during the current period have been capitalized under Canadian GAAP as exploration properties and all administration expenses of the Company have been expensed. Included in the $21.3 million are: deposit of $15 million for the construction of a water treatment plant, $1.2 million for drilling, salaries and consulting of $1.5 million; supplies and general of $1.8 million; value added tax of $0.7 million; assays and sampling of $0.2 million; stock-based compensation of $0.4 million; acquisition and lease of $0.5 million and other costs of $0.1 million. The Company has 58 employees and several consultants working on the Toromocho Project.
Cash Flows
Cash used in operating activities in the six months ended June 30, 2006 was $0.6 million as compared to cash flows from operating activities of $0.5 million for the period ended June 30, 2005. The decrease in cash from operating activities relates to the reduction of accounts payables and accruals during the current year.
Cash used in investing activities in the six months ended June 30, 2006 was $21.7 million as compared to $3.1 million in the period ended June 30, 2005. $15 million of the cash used in the six months was transferred to escrow; these funds will be used for the construction of the Kingsmill water treatment plant. In addition the Company has capitalized $5.8 million in other direct exploration expenditures, invested $0.5 million for a deposit on an option agreement, and an additional $1.7 million for the acquisition of loans.
Cash from financing activities in the period ended June 30, 2006 was comprised of $40.9 million from the exercise of 20,576,880 warrants, broker warrants and agent options.
For the Three Months Ended June 30, 2006
For the three months ended June 30 2006, the Company recorded a loss of $0.6 million as compared to a loss of $0.8 million in the same period in 2005. In both the current quarter and the second quarter of 2005, stock-based compensation of $0.5 million was recorded. Professional fees increased to $0.4 million in the current quarter as compared to $0.3 million in the second quarter of 2005, primarily due to the costs associated with meeting filing obligations in Canada as well as the United States. Within the current quarter, Peru Copper incurred salary and director fees of $0.1 million , compared to $0.1 million in 2005. These expenses were offset, by $0.5 million of interest earned on cash balances in the second quarter of 2006, compared to $0.2 million earned in the second quarter of 2005.
All of the Company’s $18.2 million of direct exploration expenses during the current quarter have been capitalized under Canadian GAAP as exploration properties and all administration expenses of the Company have been expensed. Included in the $18.2 million are: deposit of $15 million for the construction of a water treatment plant, $0.8 million for 2,182 meters of exploration and condemnation drilling; salaries and consulting of $0.5 million; supplies and general of $1.0 million; value added tax of $0.4 million; and stock-based compensation of $0.3 million
Summary of Quarterly Results
The following table sets out selected unaudited quarterly financial information of Peru Copper and is derived from unaudited quarterly consolidated financial statements prepared by management. The Company’s interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and expressed in US dollars.

			Basic and Diluted
			Income (Loss) per
		Income (Loss) from	Share from
		Continuing Operations	Continued
		and Net Income (Loss)	Operations and Net
Period	Revenues	in Millions	Income (Loss)

2nd Quarter 2006	Nil	$(0.6)	$(0.01)
1st Quarter 2006	Nil	$(1.0)	$(0.01)
4th Quarter 2005	Nil	$(1.3)	$(0.01)
3rd Quarter 2005	Nil	$(0.8)	$(0.01)
2nd Quarter 2005	Nil	$(0.8)	$(0.01)
1st Quarter 2005	Nil	$(0.7)	$(0.01)
4th Quarter 2004	Nil	$0.4	$0.00
3rd Quarter 2004	Nil	$(0.5)	$(0.01)
Second Quarter of 2006 includes increased interest income of $0.2 million over the prior quarter and a foreign exchange gain of $0.1 million. Without these items, the loss for the period would be comparable to the previous quarter.
Fourth Quarter of 2005 includes a foreign exchange loss of $0.1 million and stock-based compensation of $0.5 million. Without these items, the administrative costs of the Company during the period were $0.7 million, which is comparable to the previous quarter.

Second Quarter 2005 includes a foreign exchange loss of $0.01 million, interest income of $0.2 million, stock-based compensation of $0.5 million, and recovery on the costs related to listing on the American Stock Exchange of C$0.25 million. Without these items, the administrative costs of the Company during the period were $0.6 million, which is comparable to costs of $0.6 million in the prior quarter.
First Quarter 2005 includes a foreign exchange loss of $0.04 million, interest income of $0.2 million and stock-based compensation of $0.4 million. Without these items, the administrative costs of the Company during the period were $0.6 million, comparable to the prior quarter.
Fourth Quarter 2004 includes a foreign exchange gain of $1.2 million, interest income of $0.2 million and stock-based compensation of $0.5 million. Without these items, the administrative costs of the Company during the period were $0.5 million. Administrative costs increased over the prior quarter due to expenses associated with the Company’s US listing application and the additional administrative costs of being a public company.
Third Quarter 2004 includes stock-based compensation of $0.1 million. Without stock-based compensation, the administrative costs for the quarter were $0.3 million.
Liquidity and Capital Resources
Peru Copper had cash and cash equivalents of $45.3 million at June 30, 2006 as compared with $26.7 million at December 31, 2005. On June 30, 2006, $40.7 million was held in US dollars.
Peru Copper had a working capital of $44.9 million and $27.7 million as at June 30, 2006 and December 31, 2005, respectively.
Within the current six month period, the Company received cash proceeds of $40.9 million on the exercise of 20,113,100 common share purchase warrants and 463,780 share purchase options, and the Company has set aside $15 million for the construction of a water treatment plant.
We expect that the cash and cash equivalents will be sufficient to pay for the continued development and general and administrative costs of the Toromocho Project through the end of 2006. Depending upon future events, the pace of expenditures and other general and administrative costs could increase or decrease. We have not attempted to secure sources of additional financing to fund future expenditures for the period beyond 2006. However, in the event that the pace of expenditures increases, we may plan to secure future financing from issuance of additional equity, debt, or financing from other sources.

Peru Copper’s opinion concerning liquidity and its ability to avail itself in the future of the financing options mentioned in the above forward-looking statements are based on currently available information. To the extent that this information proves to be inaccurate, future availability of financing may be adversely affected. Factors that could affect the availability of financing include Peru Copper’s performance (as measured by various factors including the progress and results of its exploration work), the state of international debt and equity markets, investor perceptions and expectations of past and future performance, the global financial climate, political events in Peru, and drilling and metallurgical testing results from the Toromocho Project.
Outlook and Capital Requirements
During 2007, the Company expects to complete a bankable feasibility study, begin to construct a water treatment facility and acquire additional lands in the vicinity of the Toromocho Project. The Company believes that its cash and cash equivalents of $45.3 million at June 30, 2006 are sufficient to fund these projects. Further development of the Toromocho Project may require additional funding.
Peru Copper has provided a letter of credit in the amount of $0.5 million in favor of Centromin in connection with possible environmental liabilities resulting from exploration drilling.
The Company has paid $1.0 million toward the Environmental Sanitation Fund of Centromin and $1.0 million to a regional social fund as an advance payment against future royalties.
Foreign Currency Exchange Rate Risk
All of Peru Copper’s activities are located in Peru, with the exception of a small administrative office in Canada. Peru Copper’s future profitability could be affected by fluctuations in foreign currencies relative to the United States dollar, Canadian dollar and the Peruvian Nuevo Sol. Peru Copper has not entered into any foreign currency contracts or other derivatives to establish a foreign currency protection program.
Litigation, Claims and Assessment
Compania Minera Natividad (“Natividad”) Claim
On January 26, 2005 Natividad, which is owned by Pan American Silver Corporation, filed suit against Minera Peru Copper S.A. (the Company’s subsidiary in Peru). Natividad disputes the Company’s 2004 acquisition of interests in four mineral claims in which it owns a 50% interest. Natividad is the owner of the other 50% of the concessions and claims a right of first refusal to the interests acquired by Peru Copper. Should Natividad be successful in its lawsuit, it would take the place of the Company as owner of the disputed interests and would have to pay the Company whatever monies were paid by the Company to acquire the interests. The Company believes that its claims were validly purchased in accordance with applicable Peruvian law and is defending its position. The legal process is underway and may be expected to continue for several months. The four concessions that are subject to the lawsuit are not, in the opinion of the Company, material to its development of the Toromocho Project.
Austria Duvaz Claims and Deposit on an Option Agreement
On May 9, 2005, the Company entered into purchase agreements whereby it acquired $9.6 million of loans receivable from various lender institutions in Peru for payments totalling $2.9 million. The borrower of the purchased loans, Austria Duvaz, is a privately held mining company with mining concessions and surface rights adjacent to the Toromocho Project. $1.0 million of the loans receivable acquired are secured by certain mining concessions in Peru.
Subsequent to the acquisition of the loans, the Company filed an application to place Austria Duvaz into bankruptcy proceedings. On August 10, 2005, Austria Duvaz filed an injunction against the Company from acquiring additional loans, in which it is seeking damages of $15.0 million. Both legal actions by the Company and by Austria Duvaz have been suspended.
On March 17, 2006, the Company signed an option agreement, which gives it an option to acquire the Morococha mining concessions, surface areas and assets of Austria Duvaz. PCI has paid $500,000 and may pay an additional $500,000 for a six-month option period during which a due diligence review will be made of the Austria Duvaz assets and liabilities. This second $500,000 is to be paid provided that Austria Duvaz fulfills certain conditions during the due diligence review period. After the due diligence period, the Company will have the right, but not the obligation, to sign another option agreement to purchase all of the Austria Duvaz assets within a period of up to five years.
Local Community Litigation
A local community in the vicinity of the Toromocho Project is engaged in ongoing litigation against Centromin contesting title to approximately 5,300 hectares of surface rights, which are included in the areas covered by Toromocho Option. A trial court ruled in favor of Centromin in April 2005, but in December 2005, an appeals court overturned the decision on procedural grounds and turned the case back to the trial court for further proceedings. The Company is not a party to the lawsuit. The Company believes that Centromin has excellent defenses to the community group’s claims, and believes the claims are without merit. If the court were to rule in favor of the community, the Company’s ability to fully develop the Toromocho Project could be adversely affected

Forward Sales, Options and Other Commitments (including Off-Balance Sheet Arrangements)
We have no forward sales, option contracts, or other off-balance sheet arrangements.
In addition, the Company has no material commitments for expenditures, other than the water treatment plant, that may not be cancelled by the Company or that extend beyond one year.
Related Party Transactions
During the six months ended June 30, 2006, certain directors provided consulting services to the Company, either directly or through companies owned by them. A company controlled by David Lowell was paid $75,000. Catherine McLeod-Seltzer was paid $15,000, and Pathway Capital Ltd., a company owned by David De Witt, was paid C$36,000 in consulting fees. In addition the Company paid consulting fees of $3,600 to Thomas O’Neil.
The Company also received legal advice from Cassels Brock, a law firm, in which Paul Stein is a partner. For the six months ended June 30, 2006 Cassels Brock was paid $84,610. The Company also received legal advice from Estudio Grau, a law firm, in which Miguel Grau is a partner. For the six months ended June 30, 2006, Estudio Grau was paid $29,933.
In addition, Pathway Capital Ltd. provides certain management services including, but not limited to, secretarial services, general administrative and shareholder services, pursuant to a management services agreement executed on November 1, 2004. The agreement provides for reimbursements for certain specified staff and reimbursement of out-of-pocket expenses, including C$1,250 per month attributable to overhead, which includes office space. For the six months ended June 30, 2006, Pathway Capital Ltd. has received C$84,103 in reimbursements related to this agreement.
The Company continues to sublease an apartment in Lima, Peru, which is owned by Charles Preble, the Company’s chief executive officer, president and director at a monthly rental of $800. The apartment is for use by Company executives during visits to Lima. The monthly rental is based on prevailing market rates for similar apartments in the area.
Critical Accounting Policies
The details of the Company’s accounting policies are presented in note 2 of the 2005 annual consolidated financial statements. The following policies are considered by management to be essential to understanding the processes and reasoning that go into the preparation of the Company’s financial statements and the uncertainties that could have a bearing on its financial results:

Resource Properties
The Company capitalizes all costs related to investments in mineral property interests on a property-by-property basis. Such costs include mineral property acquisition costs, and exploration expenditures including interest on the required guarantee. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed, the property sold or the Company’s mineral rights allowed to lapse.
All deferred mineral property expenditures are reviewed, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment or determined to be impaired. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource, reserve or the Company’s assessment of its ability to sell the property for an amount less than the deferred costs, provision is made for the impairment in value.
The ability to achieve estimated quantities of recoverable minerals from undeveloped mineral interests involves various risks and uncertainties regarding future cash flows from future production, commodity prices, operating costs, capital costs and reclamation costs. It is possible that changes in estimates could occur which may affect the expected recoverability of the Company’s investments in exploration properties and may require a write down of the property to its estimated fair value.
The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values. These costs are depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the claims allowed to lapse.
Stock-based Compensation
The Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870 “Stock-based Compensation and Other Stock-based Payments”. The Company applies fair value accounting for all stock options issued during the year. When determining the volatility factor and length of options for its stock-based compensation assumptions, management of the Company is required to make estimates for the future volatility of its shares and the length of time stock options will remain unexercised. Management has used volatility assumptions based upon historical volatility of a basket of copper exploration companies because Peru Copper did not have publicly traded shares prior to October 2004. In addition, management has assumed that 100% of the options will be exercised and will remain unexercised until immediately prior to their expiry date. These assumptions may not necessarily be an accurate indicator of future volatility.

Outstanding Share Data
The following is a summary of the Company’s outstanding share data as of August 8, 2006.
Common Shares
A total of 118,318,624 common shares are outstanding.
Convertible Securities
A total of 130,893 Agent options are issued and outstanding, with each Agent’s option entitling the holder to purchase one common share of the Company at a price of $1.40 per share on or before March 18, 2007.
A total of 7,865,260 stock options are issued and outstanding, with expiry dates ranging from February 24, 2009 through May 10, 2011. The weighted average exercise price for all stock options is C$2.18. All stock options entitle the holders to purchase common shares of the Company.
Additional Sources of Information
Additional sources of information regarding Peru Copper Inc. is on SEDAR at www.sedar.com and is on the Company’s website www.perucopper.com.
Cautionary Notes to US Investors
Mineral reserves have been calculated in accordance with National Instrument 43-101, as required by Canadian Securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934, as interpreted by the Staff of the Securities and Exchange Commission), applies different standards in order to classify mineralization as a reserve. The Toromocho mineral reserves are classified as such under Canadian regulatory authorities and do not qualify as reserves under United States Industry Guide 7.
Cautionary note to U.S. investors concerning estimates of indicated mineral resources: We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.
Cautionary note to U.S. investors concerning estimates of inferred mineral resources: We advise U.S. investors that while this term is recognized and required by National Instrument 43-101 under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility or other economic study. U.S. investors are cautioned to assume that any part or all of an inferred mineral resource exists or is economically or legally mineable. Under Canadian rules, an “inferred resource estimate” is that part of a mineral resource for which the quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.